PRESS RELEASE
For more information contact:
Investor Relations
Jeff Corbin / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214 / 1236
jcorbin@kcsa.com / mcsaby@kcsa.com
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            Tikcro Technologies Announces 2009 Annual General Meeting

         TEL AVIV, Israel, July 28, 2009 - Tikcro Technologies Ltd. (OTCBB:
TIKRF) today announced that its Annual General Meeting of Shareholders will be held on September 1, 2009 at 3:00 p.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

 The agenda of the meeting is as follows:

         (1) election of Eric Paneth and Izhak Tamir to the Board of Directors;

         (2) election of Liat Hadad and Yiftach Atir as external directors for a period of three years;

         (3) approval of external director compensation;

         (4) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as independent auditors; and

         (5) consideration of financial statements.

         Items 1 and 4 require the approval of a simple majority of the shares voted on the matter. Items 2 and 3 require the approval of a majority of the shares voted on the matter including at least one-third of the shares of any non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding Ordinary Shares). Item 5 will not involve a vote of the shareholders. The record date for the meeting is August 3, 2009. Tikcro will send its shareholders-of-record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.



About Tikcro Technologies:

Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.


Safe Harbor Statement

Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks that the transaction described in the press release will not be consummated and risks related to the operations of the Company's portfolio companies, early stage nature of operations and the need to raise additional funds to support these operations, including BioCancell Therapeutics, Inc., an early stage pharmaceutical company active in the development and trial of target gene-based drugs for the treatment of bladder, ovarian and pancreatic cancer. Please see the risks and uncertainties set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.